FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2016 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 11, 2016, the Registrant Announce to Participate at ICCAD 2016 to Showcase its Strong Presence in China and its Local Support for its Growing China Customer Base

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 11, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Participate at ICCAD 2016 to Showcase its Strong Presence in China and its Local Support for its Growing
China Customer Base

Over the past two years, TowerJazz has more than doubled its revenue in China with over 40 active customers

MIGDAL HA’EMEK, Israel and SHANGHAI, China, October 11 2016 – TowerJazz, the global specialty foundry leader, today announced participation at ICCAD China 2016 & Changsha IC Industry Innovation and Development Summit on October 12-13, 2016 to showcase its strong presence in China and local support for its growing China customer base. TowerJazz will highlight its unique technologies and its global manufacturing capabilities through its seven worldwide manufacturing facilities, including through TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo), the leading analog foundry in Japan.

TowerJazz will exhibit in booth 55-56, demonstrating its broad range of customizable process technologies, including SiGe BiCMOS and RF CMOS (SOI and bulk) for radio frequency and high performance analog (HPA) applications; CMOS image sensor (CIS); power management, including BCD and its patented Y-Flash and mixed-signal CMOS and MEMS capabilities. There will also be a focus by TowerJazz on enabling the China fabless design communities with foundry technology and design enablement for emerging markets such as IoT, automotive and wireless charging. Designer teams can learn about TowerJazz’s novel design enablement tools and advanced modeling that leverage the tight interaction between EDA, models, and process technology to maximize the performance and yield while minimizing the time to market of these products.

ICCAD is the biggest annual forum and exhibition in China to showcase the latest IC industry technology offerings, and this year, it is being held in Changsha, Hunan Province where TowerJazz can explore new business opportunities on top of its existing and growing business in China. On October 13, 2016 from 13:55-14:20, Mr. Lei Qin, TowerJazz China Country Manager will present, “The Explosive Growth of RF ICs and related Product/Technology Trends,” including a discussion on new circuit development, application directions, and the market landscape in 5G and IoT.

“With continuous and steady global capacity expansion, and a wide range of advanced analog technology offerings, we are able to meet the high volume production needs in China for analog ICs. We are here to support the China market and their emerging strong design houses with a focus on becoming global market leaders,” said Todd Mahlen, Vice President of Sales Greater China and TPSCo Business Development. “ICCAD is a very important conference where we can meet with our existing and potential customers to reinforce our continued dedication to the China market and make them aware of the availability of TowerJazz’s extended and advanced specialty foundry offerings.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com